UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 1

to

ANNUAL REPORT

of

DEVELOPMENT BANK OF JAPAN

(Name of Registrant)

Date of end of last fiscal year: March 31, 2007

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

Akihito Shioya

Development Bank of Japan

New York Representative Office

1251 Avenue of Americas

Suite 830

New York, New York 10020

Copies to:

Stanley F. Farrar

Sullivan & Cromwell LLP

Otemachi First Square

5-1, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

*	The registrant is filling this annual report on a voluntary basis.

In connection with the offer, issuance and sale by Development Bank of Japan (the “Bank”) of €700,000,000 aggregate principal amount of its 4.75% Guaranteed Bonds Due November 26, 2027 (the “Bonds”), the undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2007 (the “Annual Report”) as follows:

1.	The following additional exhibits are hereby added to the Annual Report:

Exhibit Number		Description

5.	A.	Opinion, including consent and address, of Anderson Mori & Tomotsune, Japanese counsel to the Bank and Japan, in respect of the validity of the Bonds

	B.	The names and addresses of the Underwriters of the Bonds

	C.	Underwriting Agreement, dated November 16, 2007, relating to the Bonds and guarantee thereof

	D.	Fiscal Agency Agreement, dated as of November 16, 2007, relating to the Bonds and guarantee thereof (with forms of Bond and guarantee attached)

	E.	Schedule of expenses incurred or borne by or for the account of the Bank in connection with the sale of the Bonds

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, at New York, New York on the 16th day of November 2007.

DEVELOPMENT BANK OF JAPAN

By
AKIHITO SHIOYA Deputy Chief Representative New York Representative Office

EXHIBIT INDEX

Exhibit Number		Description

5.	A.	Opinion, including consent and address, of Anderson Mori & Tomotsune, Japanese counsel to the Bank and Japan, in respect of the validity of the Bonds

	B.	The names and addresses of the Underwriters of the Bonds

	C.	Underwriting Agreement, dated November 16, 2007, relating to the Bonds and guarantee thereof

	D.	Fiscal Agency Agreement, dated as of November 16, 2007, relating to the Bonds and guarantee thereof (with forms of Bond and guarantee attached)

	E.	Schedule of expenses incurred or borne by or for the account of the Bank in connection with the sale of the Bonds